October 15, 2018

United States Securities and Exchange Commission
Division of Corporate Finance

REF:       Response Letter to SEC comment letter Dated October 11, 2018
American Resources Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2017
Filed August 28, 2018
File No. 000-55456

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Form 10-K for the Year Ended December 31, 2017

Basis of Presentation and Consolidation, page F-7

1.
We note your response to comment 1. We understand the nature of your variable interest in ERC Mining LLC and your primary beneficiary determination based on the power and benefits criteria per your disclosures in Notes 1 and 6. It remains unclear to us how you reached a similar conclusion in LRR. We understand per Note 5 that LRR had paid off the note due you. Thus, it appears that you do not hold a variable interest in LRR. Absent any variable interest in an entity, the variable interest model, including determination of the primary beneficiary and consideration of related party interests, including common control, does not seem to apply. Please further advise us.

Response: Management asserts that the consolidation of LRR has an immaterial effect on the consolidated financial statements of American Resources Corporation as of December 31, 2017.

As of December 31, 2017, assets of LRR amount to less than 2.6% of the consolidated assets; liabilities of LRR amount to less than ..01% of the consolidated liabilities; equity amounts to less than 2.6% of the consolidated equity; and net income amount to less than 2.4% of consolidated income.

Further, management pledges to review the facts of the consolidation to ensure strict adherence to GAAP on no less than a quarterly basis.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky

2.
Please revise the assets and liabilities of ERC Mining LLC reported in Note 6 to include the $4.1 million note due from an unaffiliated entity and the same amount due you prior to elimination of intercompany transactions.

Response: The above referenced amounts have been added to the amended document on Page F 17.

After review of the responses and the 10-K/A, please let us know if you have additional questions or comments

____________________________________
Kirk P. Taylor
Chief Financial Officer

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038
Indiana ● Kentucky